Filed by Geac Computer Corporation Limited

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14d-2 of the Securities and Exchange Act of 1934

Subject Company:  Extensity, Inc.

Commission File No.:  000-28897

* * *

Geac plans to file a registration statement on Form F-4 and other relevant documents with the United States Securities and Exchange Commission concerning the merger, and Extensity expects to mail a proxy statement/prospectus to its stockholders in connection with the merger.  Investors and security holders are urged to read the proxy statement/prospectus carefully when it becomes available, because it will contain important information about Geac, Extensity and the merger.  Investors and security holders will be able to obtain free copies of these documents, when they are available, through the website maintained by the United States Securities and Exchange Commission at www.sec.gov.  In addition, you may obtain the proxy statement/prospectus (when it becomes available) and the other documents filed by Geac with the United States Securities and Exchange Commission by requesting them in writing from Geac, 11 Allstate Parkway, Suite 300, Markham, Ontario  L3R 9T8, Canada, Attention: Investor Relations, or by telephone at (416) 815.0700.

Geac and Extensity, and their respective directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies from Extensity’s stockholders in connection with the merger. A description of any interests those participants may have in the merger will be available in the proxy statement/prospectus.

* * *

The following is a transcript of the August 26, 2002 conference call and question and answer session that followed relating to the proposed merger between Geac and Extensity, Inc.

* * *

GEAC Computer Conference Call

Order #1246491

August 26, 2002

Start Time: 5:30 p.m.

Operator:               Good afternoon, ladies and gentlemen. Welcome to the Geac Extensity conference call. I would now like to turn the meeting over to Mr. Paul Birch, president and chief executive officer. Please go ahead, Mr. Birch.

Paul Birch:             Thank you, operator. Good afternoon, ladies and gentlemen, and thank you for joining us to discuss the terms, conditions and strategic merits of our acquisition of Extensity, Inc. If you did not receive a copy of the news release, pleases contact the Equicon Group at 416-815-0700 and they will forward a copy. The news release is also available on our website at www.geac.com.

With me today on the call is Arthur Gitajn, Geac’s chief financial officer, and Jim Travers, senior vice president and president of the Americas. Representing Extensity are Bob Spinner, president and CEO, and Ken Hahn, CFO.

In keeping with our commitment to be a global company, serving both our customer, shareholder, and employee needs, Bob, Ken and Jim are in San Francisco this afternoon while Arthur and I are here in Toronto.

Before we begin today’s discussion, let me remind you on behalf of both Geac and Extensity that the discussion may contain forward-looking statements that reflect current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements. A full disclosure of the respective risks and uncertainties of each company are available in the management discussion and analysis section of each company’s regulatory and SEDAR and/or Edgar filings. Risks and uncertainties concerning this particular transaction will be in the forthcoming proxy statement to be sent to Extensity shareholders.

One other note in the following discussion: All dollar amounts will be expressed in US dollar denominations unless otherwise indicated.

On today’s call, we will review the terms of the transaction, provide you with a brief profile of Extensity and an overview of its software solutions, and an analysis of why this acquisition is a natural and strategic fit for Geac. We will then welcome any questions.

Now the news. I am pleased to report that Geac today announced that it has entered into a definitive agreement to acquire Extensity, Inc. Assuming 100% of Extensity shareholders elect to receive cash, and assuming the exercise of certain Extensity options, the value of the transaction will be approximately $46.2 million. Based on Friday’s closing price for Geac shares, and assuming 100% of Extensity shareholders elect to receive Geac shares, and assuming the exercise of certain outstanding Extensity options, the total value of the transaction would be approximately $47 million. The ultimate transaction price is subject to the number of shares elected to be received by Extensity shareholders, the price of Geac shares at closing, and certain closing adjustments.

This acquisition represents the first step in the strategy that I first announced at Geac’s annual meeting last October. We are executing on our plans for the rejuvenation of Geac. After completing an extensive review of our core assets and customer demands earlier this year, we have targeted acquisitions that will provide long-term growth. This is not a next-two-quarter strategy, but a two-year growth strategy. Acquiring at the bottom of the technology valuation cycle, the long-term growth is core to our plan. Make no mistake, we targeted Extensity because its suite of applications constitutes a component of our strategy to provide complete financial solutions.

Our stated strategy entails delivering value-enhancing applications for financial management to the same global 2000 financial executives such as CFOs and corporate controllers who have been using Geac’s existing corporate financial products for years. Financial management applications, as broadly defined here, include those that control spending, monitor and measure revenue and company performance, applications with leadership technology based on open industry standards like J2E and XML, capable of operating in a plug-and-play architecture. Our customers need the ability to add applications much like you would add components to your stereo system, applications in market segment for sufficient growth inside to make a significant difference to Geac’s top-line revenue over the long term.

The purchase price of the underlying Extensity business and technology is financially attractive to Geac and its shareholders, after taking into account the cash anticipated to be on hand at September 30th, 2002, estimated to be $37 million, or $1.47 per share, and the expected cash tax benefit of at least $4 million from the utilization of a portion of the Extensity tax-loss carryforwards.

The Extensity business will be integrated into our GES Americas business unit for operating management and financial reporting purposes. More specifically, the Extensity application suite is, one, in an adjacent space providing ease of product integration which is important to our customers; two, a software segment that is projected by industry analysts to be a long-term growth market; three, market leading, innovative technology recognized by industry analysts; four, Extensity is a market leader in its space; five, this is attractive to our customers (many have indicated that they would buy this product from Geac); and finally, number six, it’s a suitable size for Geac, with the opportunity for rapid integration and realization of operating synergies. I believe this is truly an exciting opportunity for Geac to get back on the path of being a top-line growth company. Now, over to the terms of the transaction. As indicated under the terms of the agreement, Geac will issue cash or stocks at the option of each Extensity shareholder. On a per-share basis, the transaction represents a purchase price of $1.75 per Extensity common share for those electing to receive cash.

Extensity shareholders electing Geac common shares would receive approximately 0.62 Geac common shares per Extensity share. Both of these numbers would be subject to any working capital adjustment at closing.

Geac intends to assume certain of Extensity’s existing share options, and therefore issue up to 650,000 Geac shares based on the exchange ratio previously mentioned. Geac also plans to grant up to 1.4 million options to Extensity employees at a price to be determined at closing.

Insiders, representing 25% of the outstanding shares of Extensity, have agreed to vote their shares in favour of this transaction. Extensity’s board has unanimously agreed to support the transaction and will recommend that their shareholders vote in favour of it.

Following the acquisition, and contingent upon its closing, Geac will consider an issuer bid for a portion of its outstanding common shares. Under regulations applicable in the United States, Geac is precluded from commencing any buy back prior to the completion of the acquisition. Any buy back would be subject to prior receipt of any required regulatory approvals and be subject to considerations applicable at the time, including relevant market conditions, the Geac common share trading price, and the favourable recommendation of Geac’s financial advisors. The method of proceeding with any share buy back has not been determined at this time.

In a nutshell, our acquisition of Extensity demonstrates our strong commitment to building the value of our enterprise application systems to meet the evolving needs of our large customer base. It is a logical step for Geac and advances the strategic alliance agreement signed between the two companies in June of 2002.

I will discuss the strategic merits of the acquisition a bit later, but first I would like to ask Bob Spinner, president and CEO of Extensity, to discuss in more detail Extensity and the market-leading technology that they have developed.

Bob Spinner:         Thanks, Paul, and thanks to all of you for your time today.

Extensity is a leading provider of solutions to automate employee-based financial processes. Founded in 1996, Extensity has been architected around leading-edge technology and focused on scalability to support the global 2000. We’ve been recognized as an innovator with leading products by industry analysts such as AMR and the Meta Group.

Extensity has 170 employees, annualized revenue of US$20 million, and no debts.

The Extensity product suite automates employee-based financial processes including business travel planning and expense reporting, billable and payable time capture and procurement in a single consolidated solution that provides efficiency, control and effectiveness through analytics.

The company has licensed more than a million seats worldwide and has built a highly referenceable customer base with customers such as Cisco, A.T. Kearney, Chase JP Morgan, Merck, Estrogenica, and Thompson Financial. Extensity and Geac already share several customers, and we’ve recently added Allianz Capital and Supervalu — long-time Geac customers — and this is an early validation of the merits of this acquisition.

Extensity has invested more than $50 million in product development and recently announced the availability of Extensity 6 which incorporates new market-leading functionality and ease of use benefits across that product suite. Geac plans to leverage this investment and use the Extensity product platform as the basis for future expansion of its financial management applications.

This deal makes great sense for Extensity. Given the high cost of acquiring new customers for a smaller software firm, the ability to leverage exceptional and loyal Geac installed customer base and establish global infrastructure, this transaction provides exceptional potential to significantly expand our market penetration on a cost-effective basis. This is a natural fit.

Additionally, we’ve been very impressed with the solid results Geac management has delivered over the past quarters, returning this company’s profitability amid difficult economic times. We believe strongly in their ability to continue this momentum and to execute on delivering additional solutions such as the Extensity application suite to their customers.

I will now turn the call back to Paul.

Paul Birch:             Thanks, Bob. While not without its challenges, the transaction with Extensity is compelling on both strategic and financial grounds. We have done significant due diligence on Extensity with multi-discipline teams to ensure that we understand the company and to mitigate risk. The acquisition is consistent with Geac’s strategic transformation. We are delivering on our articulated strategy for growth through acquisitions by providing products with real ROI. We are purchasing technology that is best of breed without incurring development risk or cost, and we can sell it to existing customers immediately. This acquisition provides a foundation for further extension of our enterprise solution using the Extensity framework. In addition, our unique initial strategic partnership and Extensity’s cash balance mitigates certain risks of the acquisition.

The expanded product offering will create opportunities for licence sales throughout our large installed customer base. In a recent survey conducted by Geac, 73% of our customers responded that they would purchase travel and expense management and time capture applications from Geac if we had them to offer. We believe that this can both drive software licence growth through a shorter sales cycle where Geac has the strong customer relationship, and the continued winning of net new accounts.

Best of breed product offerings will help stem Geac customer attrition. Historically, Extensity’s sales have been predominantly licence based versus Geac’s reliance on maintenance revenue — ergo, diversification of revenue streams. Sales to existing customer base will strengthen those relationships by attaining a larger portion of each customer’s enterprise software spend. We expect that this will open, or keep open, the door to future product offerings into our existing customer base. In addition, in today’s market, large enterprise customers are looking for financially viable and secure suppliers. The acquisition of Extensity will remove one of the big obstacles that they currently face in the sales cycle.

Extensity will continue its focus on winning new accounts, as well as working with our existing account management teams on our large and loyal customer base. While Extensity has an international distribution channel based out of the U.K., Geac has a significant global operation with nearly half of its employees outside of North America.

Automation of employee-based financial processes is a strong growth market. According to recent market statistics provided by IDC, travel and expense management is currently a $275 million market, expected to grow to more than $460 million by 2005. IDC also estimates the current market for procurement solutions will be $1.5 billion, rising to an estimate $2.3 billion in 2005. Even without considering the time and attendance market, Geac has not got applications that address an additional $3 billion market.

Moving on from the top line growth scenario and over to the bottom line. Upon the successful closing of the acquisition, we expect to realize synergies and cost efficiencies through the elimination of certain public companies and corporate administration costs. In June, I said that we were in the process of implementing regional shared service office operations, and this transaction will benefit from that strategy. Under the direction of Jim Travers, senior vice president and president of the Americas, we will implement cross-company teams to oversee the integration process and co-ordinate the realization of operational and strategic synergies. Both Jim and I have considerable experience in successful transaction integration, and with the management team at Extensity, we believe that we can execute on the anticipated benefits. In fact, our management teams have already begun discussions on how to drive this combination forward and achieve the profitable growth that both companies anticipate. We look to have this integration planning complete for execution well in advance of the closing of the acquisition.

With the realization of expected synergies, anticipated top line growth, and a strong balance sheet, and assuming no more than 9.1 million Geac shares are issued in the transaction, we anticipate that this transaction will be somewhat approximately 10% earnings dilutive in the first 12 months following closing of the acquisition, and accretive to earnings in the following six-month period.

I’d just like to provide a few further details on deal terms, and then we’ll open the line up for your questions.

The transaction, which is expected to close prior to December 31st, 2002, is subject to various conditions and including the approval of Extensity shareholders, at a meeting to be called and held to approve the transaction, and also all necessary regulatory approvals. The boards of directors of both companies have received independent fairness opinions with respect to the financial terms of the transaction. BMO Nesbitt Burns provided an opinion to Geac, and Broadview International LLC advised Extensity. CIBC World Markets also acted as Geac’s financial advisor in connection with the transaction.

In closing, I would like to emphasize that this is the type of acquisition that should generate long-term growth for Geac. While technology spend is currently slow, this is an ideal opportunity to Geac to acutely focus on customer needs and rebuild itself into a growth company for the long haul. IT spending will come back, and we intend to be well positioned to capitalize on that. Geac’s management and its board are committed to putting Geac back in a leadership position for the benefit of its shareholders. Our strategy is clear: We intend to buy, build or partner in order to introduce innovative technologies to our customers, thereby leveraging our large installed base to drive growth. Finally, at this time, we are confirming our current guidance for revenue and earnings for fiscal 2003, and we will revise this guidance following the closing of the transaction.

I would now like to open the line up for your questions. Operator?

Operator:               Thank you, Mr. Birch. We will now poll the telephone lines for questions. If you have a question, please press 1 on your telephone keypad. If you are using a speaker phone, please lift the handset and then press 1. If at any time you wish to cancel your question, please press the number sign.

We will now begin polling. Please press 1 at this time if you have a question.

Our first question is from Donald Johnson of Broadview. Please go ahead. Please go ahead, Mr. Johnson, if you have a question at this time. Your line is now open. Mr. Johnson, can you hear us at this time, sir?

We’ll move on to Paul Lechem of CIBC World Markets. Please go ahead.

Paul Lechem:         Thank you. Yeah, Paul, I was just wondering what if any cross-marketing or cross-sales programs have there been since the deal you struck with Extensity in June, and what plans do you have for cross-sharing your sales force going forward to push their products internationally?

Paul Birch:             I think there’s to this date been more of an ad hoc approach to our customers, except for the interaction at Allianz. We do intend to provide training to our account management team and pair them with an Extensity direct sales force, and part of the integration strategy is to look at how we would develop the international roll-out. At this point there’s been obviously very limited communication within both companies on a global basis. I don’t know if, Jim or Bob, you have anything to add to that.

Jim Travers:           This is Jim here. I think you stated it well, Paul. We’ve done a lot of work. I think one of the things that is a very big positive for this transaction is, as we’ve already discussed, the fact that there was an alliance between the companies that was already in place. So there has been a fair amount of work done both at the product level, beginning to roll out the product to the respective sales forces primarily in the U.S. first, but clearly this product is one that can be marketed globally. There are no barriers there. I think the point is logically we want to be successful in the U.S. first (it’s the largest market and the one with the largest install basis) and logically move to (inaudible) and to the other geographic regions as we go.

Paul Lechem:         Thanks. And can you also talk a little bit about who you’re seeing mostly on the competitive front?

Bob Spinner:         Is that question to Extensity or to Geac?

Paul Lechem:         No, no. To Extensity.

Bob Spinner:         Sure. Because Extensity offers a suite of products, we run up against different types of vendors. Our area, as we mentioned on the call, is travel and expense, time and attendance, and procurement. And we have individual competitors or point competitors in each of those areas. And then probably we see some entry from the other ERP players, but they are typically very light on functionality in those areas, and if there’s any due diligence done, that’s really something that we normally win very quickly.

Paul Lechem:         Okay. Thanks a lot, and congrats.

Bob Spinner:         Thank you.

Paul Birch:             Thanks, Paul.

Operator:               Thank you. Our next question is from Paul Steep of Yorkton Securities. Please go ahead.

Paul Steep:            Mr. Hahn, maybe you can help us out with a couple of questions with regards to Extensity. Can you just break out for us the percentage of revenues? I notice here in Q2 that about 67% of revenues were service and maintenance. How much of that was actually maintenance-based licences?

Ken Hahn:             That’s something we have not broken out historically in any of our calls, and intentionally so. In rough terms, if you were to do some math, it would suggest, just looking at past licence analysis you could do, the range would be between 30 and 50% of the service line, but we don’t disclose the specifics on that.

Paul Steep:            Okay. That’s great. Next, in terms of the operating — if we look at your Q2 call, you mentioned you were going to hold your cost base about stable as to where it was in Q2. Are you still tracking to that at the moment, or have you undertaken further cuts since your last call?

Ken Hahn:             Yeah, we are still tracking to that or slightly better, and that’s an overall cost base that’s total cost for the company which includes both departmental and cost of sales of $8.5 million on a quarterly basis.

Paul Steep:            And your cash burn looked to be about $1 million per month, is that correct?

Ken Hahn:             Roughly $3 million for the quarter is what our forecast was for this quarter.

Paul Steep:            Okay. Great. What about — I’ll throw this out to whoever wants to answer — the IPO lawsuit. I notice in the 10Q that a number of — it looks like the suits have gotten consolidated and Extensity made a move to dismiss these suits. Where do you stand at that point in terms of I guess potential judgement against you?

Ken Hahn:             I can’t actually offer you a specific opinion on which way it’s going to go or the amount of anything due. We do believe the claims are without merit, and in these (inaudible) cases, as they’re referred to, we are one of I believe a couple of hundred companies with a similar suit in place. And I believe the general prognosis is that the belief again, for what it’s worth, the belief is that the companies should not be held liable for that, and certainly not to the extent that it would exceed DNO insurance. But again, I’m certainly not qualified to give you a legal opinion on that.

Paul Birch:             And I think, Paul, let me just jump in and say that, as I said, Geac did do a significant amount of due diligence on this transaction, and that was obviously one of the matters that we did focus on.

Paul Steep:            Okay. How many direct reps does Extensity have at the moment, and where are we sort of looking in terms of this quarter? I guess we’re still in Q3 for you folks.

Ken Hahn:             Yeah. We have about 16, 17 worldwide direct reps, and if that’s what your question was, that’s constant for now. That’s where we ended up about last quarter.

Paul Steep:            Okay. Great. And I guess that’s basically it. Thanks, gentlemen.

Paul Birch:             Thanks, Paul.

Operator:               Thank you. Our next question is from Robert Mayner of CIBC World Markets. Please go ahead.

Robert Mayner:    Yes. Good afternoon, gentlemen, and congratulations on the transaction. A lot of the pertinent questions I think have been answered already. My question relates to combined head count say six months out from the transaction. What is going to happen around Extensity’s sales force? Will it be integrated with the existing sales force? Will there be back office people who are moved? I heard you mention something about a shared services initiative. Can you give us some colour there?

Paul Birch:             I’ll start off with just the back office. Geac has redefined its support functions around CFO on a global basis, so we are able now—and we’re still in the process of completing the whole worldwide back office consolidation, but we’re in a position to provide support services on a regional geographic basis to both our existing businesses and also any new businesses that we acquire. As to specificity of combined head count out six months, I think that we’ve got to leave to the integration teams under Jim and Bob’s leadership. As I said, Jim’s going to take that lead. But certainly cross-functional cross-company teams are going to work on that.

Jim, I don’t know if you have any specific comments on the sales force.

Jim Travers:           At this stage, no, Paul. I mean, clearly there’s going to be some opportunities for cross-training, for leverage of the Geac sales force in concert with Extensity’s to leverage our current install base and the opportunities that are there, and that’s one of the key integration teams that’s under way to rationalize how we structure, best way to go to market, compensate, et cetera.

Robert Mayner:    Again, I’m familiar with some of the details here, but Geac’s sales force (inaudible)?

Paul Birch:             We have worldwide a little less than 500 people for all of our product suites, but that would include sales, accounts management and—sorry, it’s about 750, 780, but that includes sales, marketing, account management and support functions around (inaudible).

Robert Mayner:    So it does sound like, at the conclusion of the transaction six months out, that the sales head count will in total be maybe flat, up modestly from where it stands today.

Paul Birch:             Yeah. On a combined basis, that could be true.

Robert Mayner:    Thank you.

Operator:               Thank you. And once again, if you do have a question, please press 1 at this time. We have a question from Justin Cable of B. Riley and Company. Please go ahead.

Justin Cable:         Hi. Good afternoon. Just a couple of questions here. On the exchange rate for Geac shares for each Extensity share, is that a fixed exchange ratio regardless of share price for Geac?

Paul Birch:             Yes, it is.

Robert Mayner:    Okay. What’s the time frame for the meeting to vote for this acquisition?

Bob Spinner:         Justin, it’s always subject to SEC review on the F-4 which we’ll be filing, and how many durations that takes. The answer is roughly three months, and the range will likely be somewhere between two and a half months and, at the outside, four months. But best guess is within about three months for the transaction to close.

Robert Mayner:    Okay. And then what is the break-up associated with this?

Bob Spinner:         It’s $1.5 million plus professional expenses for the non-defaulting party.

Robert Mayner:    Okay. Okay. Thank you.

Operator:               Thank you. Our next question is from Robert Silgardo of Canaccord Capital. Please go ahead.

Robert Silgardo:   Good afternoon, gentlemen. Congratulations on the acquisition. Just a couple of questions. I’m going through Extensity’s recently released financial results, and I notice there’s a steep decline in licence revenues from last year, similar period. And I was wondering what kind of guidance going forward if Extensity management has given for the current year and the year going forward when it was a public company.

Bob Spinner:         Sure. The guidance we’ve given — and just a little history for everyone who doesn’t know — in Q1 we did about $4.5 million in revenue, Q2 we did $5 million in revenue, and we had guided that we would be up modestly to about $5.2 to $5.4 US million for Q3.

Robert Silgardo:   Okay. And for the year, you haven’t provided any guidance, or would that say about $20 million for the year?

Ken Hahn:             We’ve not provided guidance for the year simply due to uncertainty in the enterprise market generally for new software sales, which applies to us as well as essentially the entire market.

Robert Silgardo:   Okay. And what would you say would be sort of your average dollar value per deal?

Bob Spinner:         It’s been in the $3- to $400,000 range on a consistent basis, and that’s total first contract with a new customer which would consist of licence, first-year maintenance, and to the degree applicable if we were doing the implementation, our initial implementation fees. We do have a host of partners also such as CGNY and KPMG that will do the services for us, some of the implementations. But again, total initial contract with the initial customer is in the $3- to $400,000 range.

Robert Silgardo:   Okay. And you mentioned you have a million user install base. Are you finding that these days you’re going after existing customers or existing corporations you already have penetration into, or are you consistently seeking new ones?

Bob Spinner:         We have focused quite a bit on new customers as well as leveraging new applications in the install base. We had about eight or ten major customer wins last quarter. We mentioned a couple on this call, including Allianz and Supervalu, which were Geac customers, but we are balancing both the existing install base both to sell additional seats and new applications. So if they’re an expense reporting customer, we can sell them a time application as well as a procurement application, and at the same time we’ve been going after new customers.

Robert Silgardo:   Okay. Great. That’s all my questions for today. Thank you.

Operator:               Thank you. And our next question is from David Wright of BMO Nesbitt Burns. Please go ahead.

David Wright:       Good evening. The number of employees. I missed the employee count for Extensity.

Bob Spinner:         175 employees.

David Wright:       175. Thanks very much. What do you have in terms of revenue through channel partners, what percent of business, or is it pretty much all direct sales?

Bob Spinner:         Recently it’s become more direct. Historically, it’s been in the 5 to 15% range, and it’s varied somewhat quarter to quarter, but we’ve had some new efforts there lately, ramping it up over this past year, so we expect to start seeing some new revenue. In fact, we were having good success with the Geac partnership up front as a good data point.

David Wright:       And so could you mention some overlapping customers that you have with Geac?

Ken Hahn:             Yes. We have two accounts that we just recently signed up, which were first long-lasting Geac customers, which were Supervalu and Allianz. Cybase, which is next door to us, is also a joint customer, and I don’t have the list in front of me. I could probably get it in a couple of minutes, but we probably have about ten other joint customers.

David Wright:       Terrific. Great. And last question, is there any further collar on the deal? I guess you have a lower side collar of $1.75. Is there an upper end collar at all?

Paul Birch:             Not as it affects the stock price of Geac, David.

David Wright:       Okay. Thanks very much.

Operator:               Thank you. Our next question is from Cameron MacDonald from Osgoode Wood Inc. Please go ahead. Please go ahead, Mr. MacDonald.

Cameron MacDonald:         (inaudible)

Operator:               I’m sorry. Hearing no response, once again, if you do have a question, please press 1 on your touch-tone telephone. (Pause) And we have a question from David Shore of Desjardins Securities. Please go ahead.

David Shore:         Yeah. Just to be clear as far as the collars go, is there a maximum of cash that you’re going to be paying out and/or maximum amount of shares?

Paul Birch:             Yeah. Let me reiterate. For those people electing cash, it is $1.75 cash per Extensity share. For Extensity shareholders electing Geac shares, it’s .0627 Geac shares. So the cash and the number of Geac shares are both fixed numbers relative to the number of shares that Extensity has outstanding today. The price of Geac shares at the closing will dictate the value of that component; cash is flat.

David Shore:         Okay. Thank you.

Operator:               Thank you. And this concludes today’s polling. I would now like to turn the meeting over to Mr. Paul Birch. Please go ahead, Mr. Birch.

Paul Birch:             Thank you, operator, and thank you, everybody, for joining us at such short notice. As I said, Geac truly believes that this is a good transaction for both the company, employees, the employees of Extensity, the customers of Extensity, and importantly our shareholders. We’ve made it quite clear over the last few months that we would be targeting acquisitions that provided leading-edge technology and applications that our customers desire, and I think you’ll see that with this acquisition we’re executing on our long-term strategy. Thank you once again for joining us.